UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2023

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 2, 2023, Super Group (SGHC) Limited (the “Company”) issued a press release announcing that it has ceased providing any services to the Indian market due to changes to the Indian Goods and Services Tax, effective as of October 1, 2023. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K and Exhibit 99.1 to this report shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-272014), filed with the Securities and Exchange Commission (“SEC”) on May 17, 2023, Form F-1 (File No. 333-263800), filed with the SEC on March 23, 2022, as amended by Amendment No. 1 filed on June 7, 2022, Amendment No. 2 filed on July 7, 2022 and Post-Effective Amendment No. 1 filed on May 17, 2023, and Form S-8 (File No. 333-266396), filed with the SEC on July 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: October 2, 2023	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 2, 2023.